CUSIP No. 350891 10 7                   13G                    Page 1 of 5 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                           ---------------------------

                             FOUR OAKS FINCORP, INC.
                                (Name of Issuer)

                          COMMON STOCK $1.00 PAR VALUE
                         (Title of Class of Securities)

                                   350891 10 7
                                 (CUSIP Number)

                                December 31, 2005
                                -----------------
             (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ] Rule 13d-1(b)
          [X] Rule 13d-1(c)
          [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 350891 10 7                   13G                    Page 2 of 5 Pages



Explanatory Note

On February 10. 2006, William Ashley Turner and Debra C. Turner, Joint Tenants with right of survivorship, filed Amendment No. 8 to the Schedule 13G with the Securities and Exchange Commission (the "SEC"). This Amendment No. 9 to the
Schedule 13G has been filed to correct a calculation error in items 9, 11, 4(a) and 4(b) of the Amendment No. 8 to the Schedule 13G. No other items of the Amendment No. 8 to the Schedule 13G are being amended and this Amendment No. 9 does not reflect any events occurring after the filing of the original Amendment No. 8.

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          William Ashley Turner and Debra C. Turner, Joint Tenants with right of survivorship

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

          (a)  [ ]

          (b)  [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America


NUMBER OF         5.       SOLE VOTING POWER                  253,478.3800
SHARES
BENEFICIALLY      6.       SHARED VOTING POWER                     0
OWNED BY
EACH              7.       SOLE DISPOSITIVE POWER             253,478.3800
REPORTING
PERSON            8.       SHARED DISPOSITIVE POWER                0

WITH:

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          256,837.6038(1)

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (See Instructions)

          NOT APPLICABLE

------------------
(1)  Includes  673.1119  shares owned  individually  by William  Ashley  Turner,
673.1119 shares owned individually by Debra C. Turner, and 2013 shares William Ashley Turner has the right to acquire within 60 days from December 31, 2005 pursuant to the exercise of stock options.

CUSIP No. 350891 10 7                   13G                    Page 3 of 5 Pages



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          7.4%(2)

12.  TYPE OF REPORTING PERSON (See Instructions)

          IN

Item 1.

(a)  Name of Issuer

     Four Oaks Fincorp, Inc.

(b)  Address of Issuer's Principal Executive Offices

     6114 US 301 South
     Four Oaks, North Carolina 27524

Item 2.

(a)  Names of Persons Filing

     This statement is filed by William Ashley Turner and Debra C. Turner, Joint Tenants with right of survivorship.

(b)  Address of Principal Business Office or, if none, Residence

     181 Cleveland Crossing Drive
     Garner, North Carolina 27529

(c)  Place of Organization or Citizenship

     United States of America

(d)  Title of Class of Securities

     Common Stock, par value $1.00 per share

(e)  CUSIP Number

     350891 10 7

Item 3.

     Not Applicable.

------------------
(2) Based on 3,488,241 shares outstanding as of November 10, 2005, as provided by the Issuer on its Form 10-Q Filed on November 14, 2005.

CUSIP No. 350891 10 7                   13G                    Page 4 of 5 Pages



Item 4.   Ownership

     (a)  Amount Beneficially Owned

          As of December 31, 2005, the Reporting Person beneficially owned 256,837.6038 shares, which includes 673.1119 shares owned by William Ashley Turner individually, 673.1119 shares owned by Debra C. Turner individually. The Reporting Person declares that the filing of this Schedule 13G shall not be construed as an admission that it is, for purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of any of the shares owned of record by William Ashley Turner or Debra C. Turner. The Reporting Person disclaims beneficial ownership of the shares owned by William Ashley Turner individually and Debra C. Turner individually.

     (b)  Percent of Class:

          Such 256,837.6038 shares of Common Stock are 7.4% of the 3,488,241 shares of Common Stock outstanding as of November 10, 2005.

     (c)  Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote:      253,478.3800

               (ii)  shared power to vote or to direct the vote:               0

               (iii) sole power to dispose or to direct the
                     disposition of:                                253,478.3800

               (iv)  shared power to dispose or to direct the
                     disposition of:                                           0

Item 5.   Ownership of Five Percent or Less of a Class

          Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          As stated  above,  William  Ashley Turner and Debra C. Turner each own
          673.1119 shares individually and have the right to receive dividends and proceeds from the sale of such shares. Also as stated above, William Ashley Turner beneficially owns 2013 shares, which he has the right to acquire within 60 days from December 31, 2005 pursuant to the exercise of stock options.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not Applicable

CUSIP No. 350891 10 7                   13G                    Page 5 of 5 Pages



Item 8.   Identification and Classification of Members of the Group

          Not Applicable

Item 9.   Notice of Dissolution of Group

          Not Applicable

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March ___, 2006

                                      Signature:
                                                    ----------------------------
                                              Name: William Ashley Turner, in
                                                    his capacity as Joint Tenant
                                                    with right of survivorship


                                                    ----------------------------
                                              Name: Debra C. Turner, in her
                                                    capacity as Joint Tenant
                                                    with right of survivorship